FRANKLIN TEMPLETON FUND ALLOCATOR SERIES

One Franklin Parkway

San Mateo, CA 94403-1906

Tel 650.312.2000

April 25, 2013

Filed Via EDGAR (CIK #0001022804)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton Fund Allocator Series (the “Registrant”)

                           (File Nos. 333-13601, 811-07851)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find described below the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Bruce Bohan on April 1, 2013 with regard to Amendment No.34 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the Commission on February 13, 2013 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) in order to register a new class of shares of the Registrant, Class R6 and to revise certain strategies in the fund prospectuses.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

PROSPECTUS COMMENTS:

1.         Comment:  Please confirm that the Fee Waiver Agreement will be attached as an exhibit to the registration statement.

Response:  The fee waiver and expense limitation arrangements for the Fund are not contained in a written agreement and, therefore, will not be attached as an exhibit to the registration statement.  As noted in the footnote to the fees and expenses table, these arrangements may not be terminated during the term set forth in the Prospectus.  The disclosure contained in the footnote that explains the fee waiver and expense limitation arrangements for the Fund has been reviewed and commented on by the Commission Staff multiple times and the disclosure had been previously revised in response to Staff comments.

2.         Comment:  Footnote 1 to the fee table on page 3 states that “[o]ther expenses for Class A, Class C, Class R and Advisor Class have been restated to reflect current fees and expenses. Other expenses for Class R6 represent an estimate of expenses, including the effect of lower shareholder servicing fees.” Please revise the first sentence to state that the expenses have been “restated to reflect current fiscal year fees and expenses.”  Also, the second clause of second sentence should be revised to read “including the effect of this class’ lower shareholder servicing fees.”

U.S. Securities and Exchange Commission

April 25, 2013

Response:  The Registrant hereby confirms that the noted changes have been made to Footnote 1, and will be applied to all similar footnotes for funds that offer Class R6.

3.         Comment:  If a Fund’s exposure to lower rated debt securities through its investments in the underlying funds constitutes a principal risk, please note such in the credit risk discussion in the summary prospectus.

Response:  The Registrant has reviewed each Fund’s exposure to lower rated securities and has determined that such exposure does not constitute a principal risk.

4.         Comment:  To the extent that a Fund’s exposure to derivative instruments through its investments in the underlying funds constitutes a principal risk, please note such exposure in the “Principal Investment Strategies” in the summary prospectus.

Response:  The disclosure has been revised accordingly.

5.         Comment:  In the “Performance” section for each Fund, please note that no one of the benchmark indices is representative of the Fund’s portfolio.

Response:  The disclosure has been revised accordingly.

6.         Comment:  In the “Taxes” section for each Fund please add the following language at the end of the sentence in this section:  “, in which case funds may be taxed when withdrawn from the tax-deferred account.”

Response:  The disclosure has been revised.

7.         Comment:  If exposure to emerging markets is a principal risk of the Franklin Templeton Growth Allocation Fund (“Growth Allocation Fund”), please include a reference to such exposure in the “Principal Investment Strategies” section in the summary prospectus.

Response:  The Registrant has reviewed the Growth Allocation Fund’s exposure to emerging markets and has determined that such exposure does not warrant a reference to such exposure in the “Principal Investment Strategies” section in the summary prospectus.

8.         Comment:  Consider adding U.S. government securities risk as a principal risk of the Growth Allocation Fund and Franklin Templeton 2035 Retirement Target Fund (“2035 Fund”) in the “Principal Risks” section in each fund’s summary prospectus since the funds may invest a significant percentage of its assets in the Franklin Limited Maturity U.S. Government Securities Fund and Franklin U.S. Government Securities Fund.

Response:  The Registrant has reviewed the Growth Allocation Fund’s current investments in the underlying funds, including Franklin Limited Maturity U.S. Government Securities Fund and Franklin U.S. Government Securities Fund, and has determined that the Fund’s exposure to U.S. government securities does not constitute a principal risk.

9.         Comment:  In each statutory prospectus under “Purchase and Sale of Fund Shares,” please add any investment minimum for subsequent purchases.

U.S. Securities and Exchange Commission

April 25, 2013

Response:  There are no investment minimums for subsequent purchases; therefore, no additional disclosure has been added.

10.       Comment:  In each statutory prospectus under “Your Account – Security Valuation – Foreign Securities – Potential Impact of Time Zones and Market Holidays,” the prospectus notes that trading takes place in various foreign markets on days that are not business days for the NYSE, and on which the Fund’s NAV is not calculated.  Please add disclosure explaining that as a result, the Fund’s NAV may change when shareholders do not have the ability to buy or sell Fund shares.

Response:  The requested disclosure has been added.

SAI COMMENTS:

1.         Comment:  In each SAI under “Fundamental Investment Policies,” please add a description of what is permitted under the 1940 Act for borrowing and issuing senior securities.  This is not a change to the language of the investment policy.

Response:  In the lead-in paragraph to “Fundamental Investment Policies,” we have added cross-references to the sections that describe what is permitted under the 1940 Act for borrowing and issuing senior securities.

2.         Comment:  In the section entitled “Policies and Procedures Regarding the Release of Portfolio Holdings,” please describe how you address conflicts between the adviser (and its affiliates) and Fund shareholders regarding portfolio holdings.

Response:  The Registrant believes that the policies summarized in the section of the SAI titled “Disclosure of Portfolio Holdings- Policies and Procedures Regarding the Release of Portfolio Holdings” adequately address the requirements of Form N-1A Item 16(f)(1)(vi).

3.         Comment:  Under “Portfolio Managers,” each SAI notes that the advisory fees for other products and accounts may include performance based compensation.  Please include performance based compensation in the chart.

Response:  The portfolio managers listed in the chart do not receive performance based compensation for their other accounts managed.  We have revised the “form” language following the chart regarding the compensation of portfolio managers to make clear that a portfolio manager receives performance based fees only to the extent indicated in the chart.

4.         Comment:  Under “Portfolio Managers,” please ensure that the policies with respect to ownership of fund shares are conformed in each SAI.

Response:  The policies and the managers’ ownership of fund shares have been appropriately disclosed.

Please do not hesitate to contact Bruce Bohan at 650.312.3504 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

U.S. Securities and Exchange Commission

April 25, 2013

/s/ Karen L. Skidmore

Karen L. Skidmore

Vice President and Secretary